

May 19, 2009

Susan V. Sidwell, Esq.
Harwell Howard Hyne Gabbert & Manner, P.C.
315 Deaderick Street, Suite 1800
Nashville, Tennessee 37238-1800

Re: Advocat, Inc.
Definitive Additional Proxy Materials filed May 18, 2009
File No. 001-12996

Dear Ms. Sidwell:

We have reviewed the above filing and have the following comment. Please address the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>Definitive Additional Materials filed May 18, 2009</u>

1.   Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. For example, in future filings, please refrain from suggesting that Bristol is attempting to mislead shareholders.

<u>Closing Information</u>

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Susan V. Sidwell, Esq.
Harwell Howard Hyne Gabbert & Manner, P.C.
May 19, 2009
Page 2

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Scott Hodgdon, Attorney Advisor at 202.551.3273 or in his absence, the undersigned at 202.551.3757.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions